FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
        [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1995


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from .................... to ....................

                        Commission file number: (1-13888)

            ---------------------------------------------------------

                            UCAR CARBON SAVINGS PLAN
                            (Full title of the plan)

            ---------------------------------------------------------



                             UCAR INTERNATIONAL INC.
          (Name of issuer of the securities held pursuant to the plan)


           39 OLD RIDGEBURY ROAD, J-4, DANBURY, CONNECTICUT 06817-0001
                     (Address of principal executive office)

                                TABLE OF CONTENTS







FINANCIAL STATEMENTS:
- --------------------
  Statements of Net Assets Available for Plan Benefits
     as of December 31, 1995 and 1994................................... Page 3

  Statement of Changes in Net Assets Available for Plan Benefits
     for the Year Ended December 31, 1995............................... Page 4

  Notes to Financial Statements......................................... Page 5


SUPPLEMENTAL SCHEDULES:
- ----------------------
  Schedule I: Item 27a - Schedule of Assets Held for
     Investment Purposes................................................ Page 13

  Schedule II: Item 27d - Schedule of Reportable Transactions........... Page 14


INDEPENDENT AUDITORS' REPORT............................................ Page 15
- ----------------------------

INDEPENDENT AUDITORS' CONSENT........................................... Page 16
- -----------------------------

                            UCAR CARBON SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1995 AND 1994


                                                              1995          1994
                                                              ----          ----
ASSETS:
Investments:
   At fair value:
     Fidelity Magellan Fund......................... $   7,756,495   $ 5,423,403
     Fidelity Equity Income Fund....................     3,207,525     2,357,605
     State Street Global Advisors' Domestic
       Index Fund...................................     3,988,147     2,094,392
     State Street Global Advisors' Daily Bond
       Market Fund..................................       601,564       323,835
     Union Carbide Corp. common stock...............     3,988,013     3,798,804
     Praxair Inc. common stock......................     3,786,948     2,589,603
     UCAR International Inc. common stock...........     9,743,929            -
     United States Savings Bonds, Series "EE".......        43,700        43,775
   At contract value:
      Contracts with insurance companies............    41,069,962    44,770,696
                                                        ----------   -----------

         Total investments..........................    74,186,283    61,402,113

Receivable for investments sold.....................       585,377         1,317
Contributions receivable (payable)..................          (384)      518,770
Investment income receivable........................       182,228       504,828
Transfers receivable from other plans...............        35,769        33,969
Loans receivable....................................     3,459,511     3,537,775
Cash and cash equivalents...........................     4,354,597       970,345
                                                       -----------    ----------

         Total assets...............................    82,803,381    66,969,117

LIABILITIES:
Investments purchased payable.......................        18,904            71
                                                       -----------   -----------

         Net assets available for plan benefits.....  $ 82,784,477  $ 66,969,046
                                                       ===========   ===========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1995



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Transfers from other plans...................................   $     66,555
                                                                     -----------

    Investment income:
        Dividends................................................        710,892
        Interest.................................................      3,381,098
        Net realized and unrealized gains on investments.........      8,755,724
                                                                     -----------

           Total investment income...............................     12,847,714
                                                                     -----------

    Contributions:
        Employer.................................................      1,018,747
        Employees................................................      5,242,445
                                                                     -----------

           Total contributions...................................      6,261,192
                                                                     -----------

           Total additions.......................................     19,175,461
                                                                     -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants................................      3,329,753
    Investment fees..............................................         30,277
                                                                     -----------

           Total deductions......................................      3,360,030
                                                                     -----------

           Net additions for the year............................     15,815,431

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year............................................     66,969,046
                                                                     -----------

    End of year..................................................   $ 82,784,477
                                                                     ===========


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF THE PLAN

     The following brief description of UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the plan document for more complete information.

     ADMINISTRATION

     The Plan is administered by the Savings Plan Administrative Committee.

     PARTICIPATION

     The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

     CONTRIBUTIONS

     Participating employees can contribute 1% to 7-1/2% of their compensation into the Plan as basic contributions. An additional 1/2% to 10% of employee compensation may be contributed as supplemental deposits. Employee 401(k) contributions are subject to applicable Internal Revenue Code limitations.

     The Company contributes on behalf of each participating employee an amount equal to 30% of the employee's basic contributions.

     VESTING AND DISTRIBUTIONS

     Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

     Withdrawals from the 401(k) investment programs are made at retirement or other termination of employment and may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

     PARTICIPANT ACCOUNTS

     Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

     The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $ 1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus interest. Interest is added to the participant's account.

     INVESTMENT PROGRAMS

     Participants may invest their basic and supplemental contributions in one percentage point increments in any or all of: the Equity Growth Fund, the Equity Income Fund, the Equity Indexed Fund, the Balanced Fund, the UCAR Stock Fund, the UCAR Discounted Stock Fund, or the Fixed Income Fund. Earnings and dividends on investments are reinvested in the corresponding fund. A brief description of the funds is as follows:

          EQUITY GROWTH FUND - This fund currently invests in the Fidelity Magellan Fund. The Fidelity Magellan Fund invests primarily in common stocks spread across many sectors of the market, with above average growth potential and a correspondingly higher level of risk.

          EQUITY INCOME FUND - This fund currently invests in the Fidelity Equity Income Fund. It aims for a yield better than the S&P 500 Index.

          EQUITY INDEXED FUND - This fund mirrors the Standard & Poor's Composite Index of 500 Stocks ("S&P 500 Index") and is managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company (the Plan's Trustee). This fund currently invests in the State Street Global Advisors' Domestic Index Fund.

          BALANCED FUND - This fund seeks a high level, long-term rate of return while being cautious about investment risk. The fund is managed by State Street Global Advisors. It invests 50% in stocks of the S&P 500 Index and 50% in bonds that correspond to those in the Lehman Corporate and Government Bond Index. Currently this fund invests in the State Street Global Advisors' Domestic Index and Daily Bond Market Funds.

          UCAR STOCK FUND AND UCAR DISCOUNTED STOCK FUND - On August 15, 1995, UCAR International Inc. became a publicly held company with common stock listed on the New York Stock Exchange. As a result, the Company added two investment options to the Plan: the UCAR Stock Fund and the UCAR Discounted Stock Fund.

          The UCAR Stock Fund invests primarily in common stock of UCAR International Inc. (herein referred to as "UCAR Stock"). The UCAR Discounted Stock Fund purchases UCAR Stock at 90% of market price. Because the stock is discounted, certain restrictions apply. The restrictions include the following:

             - Only  the  employee  contributions  and  the  Company's  matching contributions may be used to invest in this fund.

             - Any units  purchased  must remain in the fund for at least twelve months.

             - Supplemental  deposits or loan  repayments may not be invested in this fund.

          FIXED INCOME FUND - This fund mainly invests in fixed income contracts with highly rated insurance companies.

     In addition to the preceding funds, three other funds from earlier plans still exist (the UCC Stock Fund, the Praxair Stock Fund and the U.S. Savings Bond Fund). Participants may no longer invest their contributions in these funds.

     Prior to February 25, 1991, the Company was a subsidiary of Union Carbide Corporation ("UCC") and employees of the Company were eligible to participate in the UCC plans, which included a UCC common stock investment option. A common stock fund was established solely for the transfer of existing investments in UCC common stock into the Plan.

     On June 30, 1992, UCC spun-off its industrial gases subsidiary, Praxair Inc. ("Praxair"). Under the terms of the spin-off, UCC distributed to holders of its common stock one share of Praxair common stock for each share of UCC common stock. A separate common stock fund has been established for shares of Praxair common stock awarded to Plan participants pursuant to the spin-off.

     Dividends from both the UCC Stock Fund and the Praxair Stock Fund are automatically reinvested in the Fixed Income Fund. Participants cannot elect to invest any future contributions in either stock fund.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements have been prepared on the accrual basis of accounting.

     INVESTMENTS

     Investments are reported at market value, based upon quoted market prices, except for the Fixed Income Fund. Fixed Income Fund investments currently consist of investment contracts with insurance companies which are carried at contract value (see note 7). Unrealized appreciation or depreciation of investments is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATION

     Certain reclassifications have been made to the 1994 amounts in order to conform to the 1995 presentation.

(3)  FEDERAL INCOME TAXES

     On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501 (a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

     Employees are not subject to income tax on their salary reduction contributions, Company payments or other accumulations in their accounts until a distribution is made from the Plan. Employee after-tax contributions are generally not subject to income tax upon distribution from the Plan. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986 an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's after-tax account. For employees making deferred contributions to the Plan in accordance with Internal Revenue Service Code Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the Internal Revenue Code.

(4)  EXPENSES

     All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with (i) the sale and redemption of bonds in the U.S. Savings Bond Fund or stock of UCC or Praxair or (ii) the purchase and sale of stock in the UCAR Stock Fund or UCAR Discounted Stock Fund, shall be deducted from the proceeds of such stock or bonds and in the case of purchases for the UCAR Stock Fund or UCAR Discounted Stock Fund, charged to the applicable fund. Fees of the Fixed Income Fund investment managers are paid by the Plan. For the year ended December 31, 1995, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan.

(5)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

(6)  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                    EQUITY      EQUITY      EQUITY                    UCC      PRAXAIR        UCAR
                                                    GROWTH      INCOME      INDEXED    BALANCED      STOCK      STOCK        STOCK
           DECEMBER 31, 1995                         FUND        FUND        FUND        FUND        FUND       FUND          FUND
           -----------------                         ----        ----        ----        ----        ----       ----          ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund ....................  $7,756,495  $     --    $     --    $     --    $     --    $     --     $     --
     Fidelity Equity Income Fund ...............        --     3,207,525        --          --          --          --           --
     State Street Global Advisors':
       Domestic Index Fund......................        --          --     3,295,545     692,602        --          --           --
       Daily Bond Market Fund ..................        --          --          --       601,564        --          --           --
     Union Carbide Corp. common stock ..........        --          --          --          --     3,988,013        --           --
     Praxair Inc. common stock .................        --          --          --          --          --     3,786,948         --
     UCAR International Inc. common stock ......        --          --          --          --          --          --     9,615,375
     United States Savings Bonds, Series "EE"...        --          --          --          --          --          --           --
  At contract value:
     Contracts with insurance companies ........        --          --          --          --          --          --           --
                                                   ---------   ---------   ---------    --------   ---------   ---------   ---------
       Total investments .......................   7,756,495   3,207,525   3,295,545   1,294,166    3,988,013  3,786,948   9,615,375

Receivable for investments sold ................        --          --          --          --          --          --        34,984
Contributions receivable (payable)..............        --          --          --          --          --          --          --
Investment income receivable ...................        --          --          --          --          --          --          --
Transfers receivable from other plans ..........       7,598       8,841        --           294        --          --         9,420
Transfers receivable (payable) .................       9,811     310,478      17,268       9,712       1,167      (6,720)     27,986
Loans receivable ...............................        --          --          --          --          --          --          --
Cash and cash equivalents ......................       1,054       2,655       2,000        --         6,210      11,060      16,558
                                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
       Total assets ............................   7,774,958   3,529,499   3,314,813   1,304,172   3,995,390   3,791,288   9,704,323

LIABILITIES:
Investments purchased payable ..................        --          --          --          --          --           --       18,904
                                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
       NET ASSETS AVAILABLE FOR PLAN BENEFITS...  $7,774,958  $3,529,499  $3,314,813  $1,304,172  $3,995,390  $3,791,288  $9,685,419
                                                   =========   =========   ==========  =========   =========   =========   =========
                                                        UCAR           U.S.
                                                     DISCOUNTED      SAVINGS         FIXED                        TOTAL
                                                       STOCK           BOND          INCOME                      SAVINGS
           DECEMBER 31, 1995                            FUND           FUND           FUND         LOANS           PLAN
           -----------------                            ----           ----           ----         -----           ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund .....................  $      --     $       --     $       --     $       --     $  7,756,495
     Fidelity Equity Income Fund ................         --             --             --             --        3,207,525
     State Street Global Advisors':
       Domestic Index Fund ......................         --             --             --             --        3,988,147
       Daily Bond Market Fund ...................         --             --             --             --          601,564
     Union Carbide Corp. common stock ...........         --             --             --             --        3,988,013
     Praxair Inc. common stock ..................         --             --             --             --        3,786,948
     UCAR International Inc. common stock .......      128,554           --             --             --        9,743,929
     United States Savings Bonds, Series "EE" ...         --           43,700           --             --           43,700
  At contract value:
     Contracts with insurance companies .........         --             --       41,069,962           --       41,069,962
                                                     ---------        -------     ----------      ---------     ----------
       Total investments ........................      128,554         43,700     41,069,962           --       74,186,283

Receivable for investments sold .................       15,300           --          535,093           --          585,377
Contributions receivable (payable)...............         --             --             (384)          --             (384)
Investment income receivable ....................         --             --          179,495          2,733        182,228
Transfers receivable from other plans ...........         --             --            9,616           --           35,769
Transfers receivable (payable) ..................      (12,966)       (22,800)      (298,806)       (35,130)          --
Loans receivable ................................         --             --             --        3,459,511      3,459,511
Cash and cash equivalents .......................        1,716          3,000      3,689,056        621,288      4,354,597
                                                     ---------       --------     ----------      ---------     ----------
       Total assets .............................      132,604         23,900     45,184,032      4,048,402     82,803,381

LIABILITIES:
Investments purchased payable ...................         --             --             --             --           18,904
                                                    ----------    -----------    -----------    -----------    -----------
       NET ASSETS AVAILABLE FOR PLAN BENEFITS ...  $   132,604   $     23,900   $ 45,184,032   $  4,048,402   $ 82,784,477
                                                    ==========    ===========    ===========    ===========    ===========

                                                         EQUITY       EQUITY         EQUITY                      UCC
                                                         GROWTH       INCOME         INDEXED      BALANCED      STOCK
          DECEMBER 31, 1994                               FUND         FUND           FUND          FUND        FUND
          -----------------                               ----         ----           ----          ----        ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund ....................      $5,423,403    $     --      $     --        $   --     $     --
     Fidelity Equity Income Fund ...............            --       2,357,605          --            --           --
     State Street Global Advisors':
       Domestic Index Fund .....................            --            --       1,751,252       343,140         --
       Daily Bond Market Fund ..................            --            --            --         323,835         --
     Union Carbide Corp. common stock...........            --            --            --            --      3,798,804
     Praxair Inc. common stock .................            --            --            --            --           --
     United States Savings Bonds, Series "EE"...            --            --            --            --           --
  At contract value:
     Contracts with insurance companies ........            --            --            --            --           --
                                                       ---------     ---------     ---------       -------    ---------
       Total investments .......................       5,423,403     2,357,605     1,751,252       666,975    3,798,804

Receivable for investments sold ................            --           --            --             --           --
Contributions receivable (payable)..............          69,039        23,113        16,726         8,613          163
Investment income receivable ...................            --          62,832        (1,176)          746        1,358
Transfers receivable from other plans ..........           6,367         --            --             --           --
Transfers receivable (payable)..................          18,781        (9,575)        1,505         3,128         --
Loans receivable ...............................            --           --            --             --           --
Cash and cash equivalents ......................            --           --            --             --           --
                                                       ---------     ---------     ---------       -------    ---------
       Total assets ............................       5,517,590     2,433,975     1,768,307       679,462    3,800,325

LIABILITIES:
Investments purchased payable ..................              71         --            --             --           --
                                                       ---------     ---------     ---------       -------    ---------
       Net assets available for plan benefits...      $5,517,519    $2,433,975    $1,768,307      $679,462   $3,800,325
                                                       =========     =========     =========       =======    =========
                                                                       U.S.
                                                      PRAXAIR        SAVINGS     FIXED                     TOTAL
                                                       STOCK          BOND      INCOME                    SAVINGS
          DECEMBER 31, 1994                             FUND          FUND       FUND         LOANS        PLAN
          -----------------                             ----          ----       ----         -----        ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund ....................   $     --         $  --    $      --     $     --     $ 5,423,403
     Fidelity Equity Income Fund ...............         --            --           --           --       2,357,605
     State Street Global Advisors':
       Domestic Index Fund .....................         --            --           --           --       2,094,392
       Daily Bond Market Fund ..................         --            --           --           --         323,835
     Union Carbide Corp. common stock ..........         --            --           --           --       3,798,804
     Praxair Inc. common stock .................    2,589,603          --           --           --       2,589,603
     United States Savings Bonds, Series "EE"...         --          43,775         --           --          43,775
  At contract value:
     Contracts with insurance companies ........         --            --     44,770,696         --      44,770,696
                                                    ---------        ------   ----------    ---------    ----------
       Total investments .......................    2,589,603        43,775   44,770,696         --      61,402,113

Receivable for investments sold ................        1,317          --           --           --           1,317
Contributions receivable (payable) .............          939          --        400,177         --         518,770
Investment income receivable ...................       (1,293)        5,407      436,924           30       504,828
Transfers receivable from other plans ..........         --            --         27,602         --          33,969
Transfers receivable (payable) .................         --           1,168       91,562     (106,569)         --
Loans receivable ...............................         --            --           --      3,537,775     3,537,775
Cash and cash equivalents ......................         --            --        948,219       22,126       970,345
                                                    ---------        ------   ----------    ---------    ----------
       Total assets ............................    2,590,566        50,350   46,675,180    3,453,362    66,969,117

LIABILITIES:
Investments purchased payable ..................         --            --           --           --              71
                                                    ---------        ------   ----------    ---------    ----------
       Net assets available for plan benefits...   $2,590,566       $50,350  $46,675,180   $3,453,362   $66,969,046
                                                    =========        ======   ==========    =========    ==========

(7)  FIXED INCOME FUND

     The following is a summary of investments in contracts with insurance companies at contract value within the Fixed Income Fund at December 31, 1995 and 1994. Contract Value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals.


                                                             1995           1994
                                                             ----           ----
     Metropolitan Life Insurance Company:
        Contract No. 12309, 10.33%, due 1/15/95..... $         -    $  1,373,651
        Contract No. 13919, 7.84%, due 3/31/01......    3,239,783             -
     The Travelers:
        Contract No. 15684, 9.41%, due 12/31/94.....           -         156,622
     Transamerica Life Insurance:
        Contract No. GIC, 6.23%, due 10/01/01.......    5,501,663             -
     Life Of Virginia:
        Contract No. 2832, 8.14%, due 9/30/00.......    3,197,999             -
     The Protective Life Insurance Company:
        Contract No. 1, 6.05%, due 9/30/99..........    2,369,271      3,077,710
        Contract No. 916, 5.39%, due 3/31/00........    2,034,347      2,663,200
     The Prudential Insurance Company:
        Contract No. 6820-212, 6.88%, due 12/31/94..           -       3,886,161
        Contract No. 6748-211, 9.31 %, due 12/31/95.           -         668,648
        Contract No. 6820-211, 8.27%, due 3/15/96...    3,100,517      3,879,287
     New York Life Insurance Company:
        Contract No. 06740, 5.70%, due 3/31/99....      5,970,272      7,753,188
     Allstate Life Insurance Company:
        Contract No. 5618, 7.22%, due 9/30/00.....      5,043,232      6,000,401
     Citibank Nevada, N.A.:
        Contract No. 2A, 9.40%, due 7/l/95........             -       1,782,550
     Aetna Life Insurance Company:
        Contract No. 13976, 8.92%, due 6/30/95....             -       1,087,799
     Principal Mutual:
        Contract No. 10081, 5.20%, due 9/30/00....      5,755,400      6,264,044
     CNA:
        Contract No. 12972, 7.12%, due 9/30/00....      4,857,478      6,177,435
                                                      -----------    -----------
          Total contracts with
               insurance companies................   $ 41,069,962   $ 44,770,696
                                                       ==========     ==========

(8)   CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                              EQUITY      EQUITY      EQUITY                   UCC      PRAXAIR
                                                              GROWTH      INCOME      INDEXED   BALANCED      STOCK      STOCK
             DECEMBER 31, 1995                                 FUND        FUND        FUND       FUND        FUND       FUND
             -----------------                                 ----        ----        ----       ----        ----       ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Transfer from other plans ..........................  $   16,440  $    8,842  $     --    $    1,359  $     --    $     --
                                                          ---------   ---------   ---------   ---------   ---------   ---------

   Investment income:
     Dividends ........................................     405,987     176,680        --          --        89,988      38,237
     Interest .........................................        --          --          --          --          --          --
     Net realized and unrealized gain on investments...   1,422,100     567,208     742,235     223,960   1,033,178   1,556,538
                                                          ---------     -------     -------     -------   ---------   ---------

          Total investment income .....................   1,828,087     743,888     742,235     223,960   1,123,166   1,594,775
                                                          ---------     -------     -------     -------   ---------   ---------

   Contributions:
     Employer .........................................     126,393      48,416      36,043      22,582        --          --
     Employees ........................................     679,947     251,637     185,694     112,540        --          --
                                                            -------     -------     -------     -------    ---------   ---------

          Total contributions .........................     806,340     300,053     221,737     135,122        --          --
                                                            -------     -------     -------     -------    ---------   ---------

   Loan repayment .....................................      61,974      28,474      18,505      11,403        --          --
   Transfer between funds .............................    (312,388)    105,056     598,536     305,704    (915,973)   (369,023)
                                                           ---------    -------     -------     -------    ---------   ---------

          Total additions .............................   2,400,453   1,186,313   1,581,013     677,548     207,193   1,225,752
                                                          ---------   ---------   ---------     -------     -------   ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants ......................      99,619      37,910      25,773      22,086      12,128      22,030
   Loans to participants ..............................      43,395      52,879       8,734      30,752        --         3,000
   Investment fees ....................................        --          --          --          --          --          --
                                                            -------      ------      ------      ------      ------      ------
          Total deductions ............................     143,014      90,789      34,507      52,838      12,128      25,030
                                                            -------      ------      ------      ------      ------      ------

          Net additions for the year ..................   2,257,439   1,095,524   1,546,506     624,710     195,065   1,200,722

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of the year ..............................   5,517,519   2,433,975   1,768,307     679,462   3,800,325   2,590,566
                                                          ---------   ---------   ---------     -------   ---------   ---------

   End of year ........................................  $7,774,958  $3,529,499  $3,314,813  $1,304,172  $3,995,390  $3,791,288
                                                         ==========  ==========  ==========  ==========  ==========  ==========

                                                                         UCAR       U.S.
                                                              UCAR    DISCOUNTED  SAVINGS       FIXED                   TOTAL
                                                             STOCK      STOCK      BOND        INCOME                  SAVINGS
              DECEMBER 31, 1995                               FUND       FUND      FUND          FUND        LOANS      PLAN
              -----------------                               ----       ----      ----          ----        -----      ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Transfer from other plans ..........................   $    9,420  $   --      $  --     $    30,494  $     --    $    66,555
                                                           ---------   -------     ------    ----------   ---------   ----------

   Investment income:
     Dividends ........................................         --        --         --            --          --        710,892
     Interest .........................................         --        --        4,405     3,117,598     259,095    3,381,098
     Net realized and unrealized gain on investments...    3,438,608    18,423       --        (246,526)       --      8,755,724
                                                           ---------    ------      -----     ---------     -------    ---------

          Total investment income .....................    3,438,608    18,423      4,405     2,871,072     259,095   12,847,714
                                                           ---------    ------      -----     ---------     -------   ----------

   Contributions:
     Employer .........................................        2,910    27,320       --         755,083        --      1,018,747
     Employees ........................................       15,185    85,730       --       3,911,712        --      5,242,445
                                                              ------    ------     ------     ---------    ---------   ---------

          Total contributions .........................       18,095   113,050       --       4,666,795        --      6,261,192
                                                              ------   -------     ------     ---------   ----------   ---------

   Loan repayment .....................................          406      --         --       1,492,016  (1,612,778)        --
   Transfer between funds .............................    6,269,499     1,131    (30,855)   (5,651,687)       --           --
                                                           ---------     -----    --------   -----------  ---------    ---------

          Total additions .............................    9,736,028   132,604    (26,450)    3,408,690  (1,353,683)  19,175,461
                                                           ---------   -------    --------    ---------  -----------  ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants ......................       31,607      --         --       3,002,623      75,977    3,329,753
   Loans to participants ..............................       19,002      --         --       1,866,938  (2,024,700)        --
   Investment fees ....................................         --        --         --          30,277        --         30,277
                                                              ------   -------    --------       ------   ----------      ------

          Total deductions ............................       50,609      --         --       4,899,838  (1,948,723)   3,360,030
                                                              ------   -------    --------    ---------  -----------   ---------

          Net additions for the year ..................    9,685,419   132,604    (26,450)   (1,491,148)    595,040   15,815,431


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of the year ..............................         --        --       50,350    46,675,180   3,453,362   66,969,046
                                                           ---------   -------     ------    ----------   ---------   ----------

   End of year ........................................   $9,685,419  $132,604    $23,900   $45,184,032  $4,048,402  $82,784,477
                                                          ==========  ========    =======   ===========  ==========  ===========

                                   SCHEDULE I

                            UCAR CARBON SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995
                                                                                             MARKET
                                DESCRIPTION                                    COST           VALUE
  -----------------------------------------------------------------------  -----------    -----------
* UCAR International Inc. common stock, 288,709 shares, par value $.01...  $ 6,939,269    $ 9,743,929
  Union Carbide Corp. common stock, 106,347 shares, par value $1 ........      950,408      3,988,013
  Praxair Inc. common stock, 112,623 shares, par value $.01 .............    1,377,917      3,786,948
  United States Savings Bonds, Series "EE" ..............................       43,700         43,700
  Fidelity Equity Income Fund, 84,564.322 shares ........................    2,872,018      3,207,525
  Fidelity Magellan Fund, 90,212.789 shares .............................    6,949,663      7,756,495
* State Street Global Advisors' Daily Bond Market Fund,
        45,442.204 shares ...............................................      546,512        601,564
* State Street Global Advisors' Domestic Index Fund, 41,088.658 shares...    3,119,431      3,988,147

  Contracts with insurance companies, at contract value:
     Metropolitan Life Insurance Company:
        Contract No. 13919, 7.84%, due 3/31/01 ..........................    3,239,783      3,239,783
     The Transamerica Life Co.:
        Contract No. GIC, 6.23 %, due 10/01/01 ..........................    5,501,663      5,501,663
     Life Of Virginia:
        Contract No. 2832, 8.14%, due 9/30/00 ...........................    3,197,999      3,197,999
     Protective Insurance Company:
        Contract No. 1, 6.05%, due 9/30/99 ..............................    2,369,271      2,369,271
        Contract No. 916, 5.39%, due 3/31/00 ............................    2,034,347      2,034,347
     The Prudential Insurance Company:
        Contract No. 6820-211, 8.27%, due 3/15/96 .......................    3,100,517      3,100,517
     New York Life Insurance:
        Contract No. 06740, 5.70% due 3/31/99 ...........................    5,970,272      5,970,272
     Allstate Life Insurance Company:
        Contract No. 5618, 7.22%, due 9/30/00 ...........................    5,043,232      5,043,232
     Principal Mutual:
        Contract No. 10081, 5.20%, due 9/30/00 ..........................    5,755,400      5,755,400
     CNA:
        Contract No. 12972, 7.12%, due 9/30/00 ..........................    4,857,478      4,857,478
                                                                           -----------      ---------
           Subtotal .....................................................   63,868,880     74,186,283

  Loans to participants .................................................    4,048,402      4,048,402
                                                                           -----------      ---------

               Total ....................................................  $67,917,282    $78,234,685
                                                                           ===========     ==========

* REPRESENTS PARTY-IN-INTEREST.

                                                           SCHEDULE II

                                                     UCAR CARBON SAVINGS PLAN

                                          ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                   YEAR ENDED DECEMBER 31, 1995
                                                                                      EXPENSE                   CURRENT
                                                                                      INCURRED                   VALUE
                                DESCRIPTION          PURCHASE      SELLING   LEASE      WITH        COST OF   TRANSACTION     GAIN
     PARTY INVOLVED              OF ASSETS             PRICE        PRICE    RENTAL  TRANSACTION    ASSETS        DATE       (LOSS)
     --------------              ---------             -----        -----    ------  -----------    ------        ----       ------
  Metropolitan Life Insurance       GIC Fund        $6,100,792   $        -  $   -  $        -   $6,100,792   $ 6,100,792   $      -
  Metropolitan Life Insurance       GIC Fund                 -    2,861,009      -           -    2,861,009     2,861,009          -
                                                     ---------   ----------   ----   ---------    ----------    ---------    -------
     Total (21 Purchases, 7 Sales)                  $6,100,792   $2,861,009  $   -  $        -   $8,961,801   $ 8,961,801   $      -

  Transamerica Co.                  GIC Fund        $5,501,663   $        -  $   -  $        -   $5,501,663   $ 5,501,663   $      -
     Total (12 Purchases)

  Life of Virginia                  GIC Fund        $4,313,110   $        -  $   -  $        -   $4,313,110   $ 4,313,110   $      -
  Life of Virginia                  GIC Fund                 -    1,115,111      -           -    1,115,111     1,115,111          -
                                                     ---------    ---------   ----   ---------    ---------     ---------    -------
     Total (13 Purchases, 10 Sales)                 $4,313,110   $1,115,111  $   -  $        -   $5,428,221   $ 5,428,221   $      -

  Prudential Insurance Co.          GIC Fund        $        -   $3,886,161  $   -  $        -   $3,886,161   $ 3,886,161   $      -
     Total (1 Sale)

* UCAR International Inc. stock   Common Stock      $9,598,949   $        -  $   -  $        -   $9,598,949   $ 9,598,949   $      -
* UCAR International Inc. stock   Common Stock               -    3,381,173      -           -    2,771,910     3,381,173    609,263
                                                     ---------    ---------   ----   ---------    ---------    ----------    -------
     Total (23 Purchases, 53 Sales)                 $9,598,949   $3,381,173  $   -  $        -  $12,370,859   $12,980,122   $609,263

  Fidelity Investments      Fidelity Magellan Fund  $4,384,174   $        -  $   -  $        -  $ 4,384,174   $ 4,384,174   $      -
  Fidelity Investments      Fidelity Magellan Fund           -    3,486,720      -           -    2,950,401     3,486,720    536,319
                                                     ---------    ---------   ----   ---------    ---------     ---------    -------
     Total (101 Purchases, 83 Sales)                $4,384,174   $3,486,720  $   -  $        -  $ 7,334,575   $ 7,870,894   $536,319

* REPRESENTS PARTY-IN-INTEREST.

                            UCAR CARBON SAVINGS PLAN

                          INDEPENDENT AUDITORS' REPORT




To the Plan Administrators of the UCAR Carbon Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UCAR Carbon Savings Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP
- -------------------------
KPMG  Peat Marwick LLP


Stamford, Connecticut
June 21, 1996

                            UCAR CARBON SAVINGS PLAN

                          INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-95548) of UCAR International Inc. of our report dated June 21, 1996 appearing on page 15 of this Annual Report on Form 11-K for the year ended December 31, 1995.


/s/ KPMG Peat Marwick LLP
- -------------------------
KPMG Peat Marwick LLP


Stamford, Connecticut
June 21, 1996

                            UCAR CARBON SAVINGS PLAN

                                    SIGNATURE




Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        UCAR CARBON SAVINGS PLAN


Date:  June 26, 1996                    By: /s/  Fred C. Wolf
                                            -----------------
                                            Fred C. Wolf
                                            VICE PRESIDENT, ADMINISTRATION
                                              AND STRATEGIC PROJECTS
                                            MEMBER OF THE SAVINGS PLAN
                                              ADMINISTRATIVE COMMITTEE